EXHIBIT 99.1

RADA Electronic Industries Announces Filing of 2018 Annual Report

NETANYA, Israel, April 1, 2019 -- RADA Electronic Industries Ltd. (Nasdaq: RADA) today announced that it has filed its annual report containing audited consolidated financial statements for the year ended December 31, 2018 with the U.S. Securities and Exchange Commission. The annual report is available on the Company’s website (www.rada.com). Shareholders may receive a hard copy of the annual report free of charge upon request.

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of Tactical Land Radars for Force and Border Protection, Inertial Navigation Systems and Avionics Systems for fighter aircraft and UAVs.

Company Contact:	Investor Relations Contact:

Avi Israel (CFO)	Ehud Helft/Gavriel Frohwein
Tel: +972-9-892-1111	GK Investor & Public Relations
mrkt@rada.com	Tel: +1 646 688 3559
www.rada.com	rada@gkir.com